THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any aspect of this circular, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional advisor.

If you have sold or transferred all your shares in New World Development [illegible]u should at once hand this circular to the purchaser or transferee o[illegible]s dealer or other agent through whom the sale or transfer was [illegible]e purchaser or transferee.


05006699

The Stock Exchange of Hong Kong Limited takes no responsibility [illegible], makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

POSSIBLE DISCLOSEABLE TRANSACTION

UNDERWRITING OF THE PROPOSED RIGHTS ISSUE OF NEW WORLD CHINA LAND LIMITED

Financial Advisor

Standard Chartered

Standard Chartered Bank (Hong Kong) Limited

11 March 2005

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Announcement"	the joint announcement of the Company and NWCL dated 18 February 2005 relating to, among other things, the NWCL Rights Issue
"associate(s)"	has the same meaning as defined in Chapter 1 of the Listing Rules
"Board"	the board of Directors
"Business Day"	a day (other than a Saturday or a Sunday) on which commercial banks are open for business in Hong Kong
"Company" or "NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and which is the controlling shareholder (as defined under the Listing Rules) of NWCL
"Companies Law"	the Companies Law, Cap 22 (Law 3 of the 1961, as consolidated and revised) of the Cayman Islands
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Director(s)"	the director(s) of the Company
"Excluded NWCL Rights Shares"	1,522,579,638 NWCL Rights Shares that the Company is entitled and has undertaken to subscribe for pursuant to the terms of the NWCL Rights Issue in its capacity as a NWCL Qualifying Shareholder
"Group"	the Company and its subsidiaries from time to time
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Acceptance Date"	being 4:00 p.m. on 8 April 2005, the latest date upon which provisional allotments of NWCL Rights Shares in nil-paid form may be validly accepted
"Latest Practicable Date"	8 March 2005, being the latest practicable date prior to the printing of this circular for inclusion of certain information in this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"NWCL"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability and a non-wholly owned subsidiary of the Company, the shares of which are listed on the Stock Exchange
"NWCL EGM"	the extraordinary general meeting of NWCL to be convened on Monday, 21 March 2005 for the purposes of, among other things, approving the NWCL Rights Issue

"NWCL Excluded Shareholder(s)"	the NWCL Shareholder(s) whose name(s) appear(s) on the register of members of NWCL and whose registered address(es) as shown on such register are outside Hong Kong as at the close of business on the Record Date, and to whom the directors of NWCL, based on the legal advices given by the legal counsels of the relevant jurisdictions, consider it necessary or expedient not to offer the NWCL Rights Shares
"NWCL Group"	NWCL and its subsidiaries from time to time
"NWCL Independent Shareholders"	the NWCL Shareholders other than the Company, its associates and parties acting in concert with them
"NWCL Qualifying Shareholder(s)"	the NWCL Shareholder(s), other than the NWCL Excluded Shareholder(s), whose name(s) appear(s) on the register of members of NWCL on the Record Date
"NWCL Rights Issue"	the proposed issue of NWCL Rights Shares on the basis of three NWCL Rights Shares for every two existing NWCL Shares to NWCL Qualifying Shareholders by way of rights or to holders of nil-paid NWCL Rights Shares at the Subscription Price pursuant to the terms and conditions of the rights issue
"NWCL Rights Issue Documents"	the prospectus to be issued by NWCL in relation to the NWCL Rights Issue, the provisional allotment letter and the form of application for excess NWCL Rights Shares relating thereto
"NWCL Rights Share(s)"	not less than 2,253,426,138 new NWCL Shares and not more than 2,295,347,178 new NWCL Shares to be issued by NWCL pursuant to NWCL Rights Issue
"NWCL Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of NWCL
"NWCL Shareholder(s)"	shareholder(s) of NWCL
"NWCL Share Options"	options to subscribe for NWCL Shares granted by NWCL under the share option schemes of NWCL
"PRC"	the People's Republic of China
"Record Date"	21 March 2005, being the date for determining the NWCL Qualifying Shareholders for the purpose of the NWCL Rights Issue
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Subscription Monies"	the subscription monies which will be payable by the Company to NWCL in respect of the NWCL Rights Shares to be issued to the Company, including the NWCL Rights Shares which will be issued in the event that the Company is required to fulfil its obligation under the Underwriting Agreement
"Subscription Price"	the subscription price of HK$2.80 per NWCL Rights Share
"subsidiary" or "holding company"	has the same meaning as defined in section 2 of the Companies Ordinance
"Underwriting Agreement"	the underwriting agreement dated 18 February 2005 entered into between the Company and NWCL in relation to the NWCL Rights Issue
"%"	per cent.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

Directors:
Dato' Dr. Cheng Yu-tung *(Chairman)*
Dr. Cheng Kar-shun, Henry *(Managing Director)*
Dr. Sin Wai-kin, David
Mr. Liang Chong-hou, David
Mr. Leung Chi-kin, Stewart
Mr. Cheng Yue-pui
Mr. Cheng Kar-shing, Peter
Mr. Chow Kwai-cheung
Mr. Ho Hau-hay, Hamilton
Mr. Liang Cheung-biu, Thomas
Lord Sandberg, Michael*
Mr. Yeung Ping-leung, Howard*
Dr. Cha Mou-sing, Payson JP*
Mr. Lee Luen-wai, John JP*
Mr. Cha Mou-zing, Victor
(alternate director to Dr. Cha Mou-sing, Payson)

* *Independent non-executive Director*

Registered office:
30th Floor
New World Tower
18 Queen's Road Central
Hong Kong

11 March 2005

To the Shareholders

Dear Sir or Madam,

POSSIBLE DISCLOSEABLE TRANSACTION

UNDERWRITING OF THE PROPOSED RIGHTS ISSUE OF NEW WORLD CHINA LAND LIMITED

INTRODUCTION

On 18 February 2005, the Company announced that it had entered into the Underwriting Agreement with NWCL in respect of the NWCL Rights Issue on the basis of three NWCL Rights Shares for every two existing NWCL Shares. As stated in the Announcement, the NWCL Rights Issue is expected to raise approximately HK$6,309.59 million (assuming no NWCL Shares are issued and allotted to holders of NWCL Share Options on or before the Record Date pursuant to the exercise of the NWCL Share Options eligible to exercise) or approximately HK$6,426.97 million (assuming NWCL Shares are issued and allotted to holders of NWCL Share Options pursuant to the full exercise of the NWCL Share Options eligible to exercise) before expenses at the subscription price of HK$2.80 per NWCL Rights Share.

Pursuant to the Underwriting Agreement, the Company will fully underwrite the NWCL Rights Issue, other than the Excluded NWCL Rights Shares, and has undertaken to fully subscribe for the Excluded NWCL Rights Shares. As stated in the Announcement, the Company is a controlling shareholder of NWCL holding approximately 67.57% of the existing issued share capital of NWCL and in the event that the Company is called upon to meet its underwriting commitment under the Underwriting Agreement in full, the aggregate interests of the Company and parties acting in concert with it in NWCL will increase to approximately 88.28% (assuming no NWCL Shares are issued and allotted to holders of NWCL Share Options on or before the Record Date pursuant to the exercise of the NWCL Share Options eligible to exercise) or approximately 88.10% (assuming NWCL Shares are issued and allotted to holders of NWCL Share Options pursuant to the full exercise of all NWCL Share Options eligible to exercise) of NWCL's issued share capital as enlarged by the issue of the NWCL Rights Shares.

The possible acquisition by the Company of an interest in NWCL pursuant to the underwriting arrangements under the Underwriting Agreement constitutes a possible discloseable transaction of the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to give you further information in relation to the underwriting arrangements under the Underwriting Agreement.

INFORMATION RELATING TO THE NWCL RIGHTS ISSUE

Issue statistics

Basis of the NWCL Rights Issue	:	three NWCL Rights Shares for every two existing NWCL Shares held on the Record Date
Number of NWCL Shares in issue	:	1,503,360,894 NWCL Shares as at the Latest Practicable Date
Number of NWCL Rights Shares	:	not less than 2,253,426,138 NWCL Rights Shares and not more than 2,295,347,178 NWCL Rights Shares
Underwriter	:	the Company

The NWCL Rights Shares in nil-paid form represent approximately 150% of the issued share capital of NWCL and approximately 60% of the issued share capital of NWCL as enlarged by the issue of the NWCL Rights Shares.

Subscription Price

The subscription price for the NWCL Rights Share is HK$2.80 per NWCL Rights Share. This, as stated in the Announcement represents:

— a discount of approximately 30.0% to the closing price of HK$4.00 per NWCL Share as quoted on the Stock Exchange on Thursday, 17 February 2005, being the last trading day prior to the suspension of trading of NWCL Shares pending the publication of the Announcement;

— a discount of approximately 14.6% to the theoretical ex-rights price of HK$3.28 per NWCL Share based on the closing price as quoted on the Stock Exchange on Thursday, 17 February 2005, being the last trading day prior to the suspension of trading of NWCL Shares pending the publication of the Announcement; and

— a discount of approximately 74.5% to the audited consolidated net tangible asset value of approximately HK$10.99 per NWCL Share as at Wednesday, 30 June 2004.

The Subscription Price was arrived at after arm's length negotiation between the Company and NWCL with reference to the market price of NWCL Shares under prevailing market conditions. The directors of NWCL consider the Subscription Price to be fair and reasonable and to be in the interests of NWCL and the NWCL Shareholders as a whole.

The Subscription Price also represents:

— a discount of approximately 17.0% to the closing price of HK$3.375 per NWCL Share as quoted on the Stock Exchange on Tuesday, 8 March 2005, being the Latest Practicable Date;

— a discount of approximately 16.7% to the average closing price of HK$3.3625 per NWCL Share for the 10 consecutive trading days up to and including Tuesday, 8 March 2005, being the Latest Practicable Date; and

— a discount of approximately 7.6% to the theoretical ex-rights price of HK$3.03 per NWCL Share based on the closing price as quoted on the Stock Exchange on Tuesday, 8 March 2005, being the Latest Practicable Date.

Listing and dealings in the NWCL Rights Shares

NWCL will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the NWCL Rights Shares in both nil-paid and fully-paid forms. It is expected that dealings in the NWCL Rights Shares in their nil-paid form will commence from Wednesday, 23 March 2005 to Monday, 4 April 2005 (both dates inclusive).

Conditions of the NWCL Rights Issue

The NWCL Rights Issue is conditional upon the following conditions being fulfilled:

(a) NWCL despatching the circular to the NWCL Shareholders containing, among other things, details of the NWCL Rights Issue together with proxy form and notice of the NWCL EGM;

(b) the passing by the NWCL Independent Shareholders at the NWCL EGM of ordinary resolution to approve the NWCL Rights Issue (including, but not limited to, the exclusion of the offer of the NWCL Rights Issue to NWCL Excluded Shareholders);

(c) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the NWCL Rights Shares (in both nil-paid and fully-paid forms), subject only to the allotment and despatch of the appropriate documents of title;

(d) the filing and registration of all documents relating to the NWCL Rights Issue, which are required by law to be filed or registered with the Registrar of Companies in Hong Kong in accordance with the Companies Ordinance and otherwise complying with the requirements of the Companies Law;

(e) the posting of the NWCL Rights Issue Documents to NWCL Qualifying Shareholders; and

(f) the obligations of the Company under the Underwriting Agreement becoming unconditional and not being terminated in accordance with the terms of that agreement.

The above conditions of the NWCL Rights Issue cannot be waived by the Company and/or NWCL under the terms of the Underwriting Agreement. If any of the conditions of the NWCL Rights Issue are not fulfilled on or before the Latest Acceptance Date (or such later date as the Company and NWCL may determine), neither the Company nor NWCL shall have any rights or be subject to any obligations arising from the Underwriting Agreement, and the NWCL Rights Issue will lapse.

THE UNDERWRITING AGREEMENT

Information relating to the Underwriting Agreement

Date	:	18 February 2005
Underwriter	:	the Company, a controlling shareholder of NWCL, together with its subsidiaries is interested in 1,054,107,600 NWCL Shares, representing approximately 70.12% of the issued share capital of NWCL as at the Latest Practicable Date
Number of shares underwritten	:	not less than 730,846,500 NWCL Rights Shares (assuming that no NWCL Shares are issued and allotted to holders of NWCL Share Options on or before the Record Date pursuant to the exercise of the NWCL Share Options eligible to exercise) and not more than 772,767,540 NWCL Rights Shares (assuming that NWCL Shares are issued and allotted to holders of NWCL Share Options on or before the Record Date pursuant to the full exercise of all NWCL Share Options eligible to exercise) (*Note*)
Subscription Price	:	HK$2.80 per NWCL Rights Issue
Commission	:	1% of the total issue price of the NWCL Rights Shares underwritten by the Company The maximum commission to be received by the Company will be approximately HK$21.6 million
Payment of Subscription Monies	:	if the conditions of the NWCL Rights Issue are fulfilled on or before 4:00 p.m. of the Latest Acceptance Date and the Underwriting Agreement becomes unconditional and is not terminated in accordance with the terms thereof, the Company shall pay the Subscription Monies in cash net of the commission entitled by the Company, being 1% of the total issue price of NWCL Rights Shares underwritten by the Company, on the date to be agreed by the Company and NWCL, but in the absence of such agreed date, not later than 4:30 p.m. on the third Business Day following the Latest Acceptance Date

Note: These figures exclude the Excluded NWCL Rights Shares provisionally allotted to the Company in respect of its beneficial shareholding in NWCL which it has undertaken to subscribe for in full.

Pursuant to the Underwriting Agreement, the Company has irrevocably undertaken to apply for, take up and pay for its provisional entitlements in the Excluded NWCL Rights Shares.

The amount payable by the Company for the Excluded NWCL Rights Shares is HK$4,263,222,986.40. The amount payable by the Company if all the underwritten NWCL Rights Shares are subscribed for by the Company will be HK$2,163,749,112.00 (assuming NWCL Shares are issued and allotted to holders of NWCL Share Options on or before the Record Date pursuant to the full exercise of all outstanding NWCL Share Options eligible to exercise). Accordingly, the Subscription Monies payable by the Company if the Excluded NWCL Rights Shares and all the underwritten NWCL Rights Shares are subscribed for will be HK$6,426,972,098.40.

In the event that the Company is called upon to subscribe for its obligations under the Underwriting Agreement in full, the aggregate shareholding interests of the Company and parties acting in concert with it in NWCL will increase from approximately 70.65% as at the Latest Practicable Date to approximately 88.10% of the issued share capital of NWCL as enlarged by the issue of NWCL Rights Shares (assuming NWCL Shares are issued and allotted to holders of NWCL Share Options on or before the Record Date pursuant to the full exercise of all NWCL Share Options eligible to exercise), subject to the undertaking made by the Company and the Directors to the Stock Exchange. For details of the Company's undertaking to the Stock Exchange, please refer to the paragraph headed "Maintaining the listing of NWCL" below.

The Underwriting Agreement was determined after arm's length negotiations between the Company and NWCL. The Directors consider that the terms of the Underwriting Agreement are on normal commercial terms, the Subscription Price and the commission to be received by the Company are fair and reasonable so far as the Company and Shareholders as a whole are concerned.

Reasons for entering into the Underwriting Agreement by the Company

As stated in the Announcement, upon the full subscription of the NWCL Rights Shares, NWCL will receive approximately HK$6,285.13 million (assuming no NWCL Shares are issued and allotted to holders of NWCL Share Options on or before the Record Date pursuant to the exercise of the outstanding NWCL Share Options eligible for exercise) or approximately HK$6,401.33 million (assuming NWCL Shares are issued and allotted to holders of NWCL Share Options on or before the Record Date pursuant to the full exercise of all outstanding NWCL Share Options eligible for exercise) by way of subscription proceeds net of expenses. Approximately HK$3,300 million of such proceeds is intended to be used for reducing NWCL Group's debt and approximately HK$2,500 million for settling the outstanding resettlement costs and the remaining balance for funding development costs of the NWCL Group's property projects and as general working capital for future development of NWCL Group.

The Company is principally engaged in the business of property development, property investments, hotel and infrastructure investment, telecommunications and technology, primarily in Hong Kong and the PRC. While it is not in the ordinary course of the Company's business to act as an underwriter, the Directors believe that the underwriting of the NWCL Rights Issue would enable the Company to maintain and enhance the value of its investment in NWCL, as the underwriting will ensure that the NWCL Rights Issue is fully subscribed for, and this in turn will enable the NWCL Group to systematically pay down its existing bank borrowings and allow NWCL to have more

flexibility in financing its property development business in the PRC. Accordingly, the Directors believe that the entering into of the Underwriting Agreement is in the best interests of the Company and the Shareholders as a whole.

Termination of the Underwriting Agreement

The Underwriting Agreement contains provisions granting the Company, by notice in writing, the ability to terminate its obligations thereunder on the occurrence of certain events. The Company may terminate its commitment under the Underwriting Agreement on or before the Latest Acceptance Date if:

(a) NWCL is in material breach of any of the warranties as set out in the Underwriting Agreement which cannot be rectified or resolved to the reasonable satisfaction of the Company within a period of seven days from the Company giving notice of such breach to NWCL, provided that such rectification period cannot be extended beyond the Latest Acceptance Date;

(b) any of the conditions to which the obligations of the Company under the Underwriting Agreement are subject to is not fulfilled or becomes incapable of being fulfilled; or

(c) there shall have occurred any change in national or international, political, military, diplomatic, financial or economic conditions which in the reasonable opinion of the Company, is or is likely to be materially prejudicial to the business or financial condition of the NWCL Group or the NWCL Rights Issue.

If the Underwriting Agreement is terminated by the Company on or before the aforesaid deadline or does not become unconditional, the NWCL Rights Issue will not proceed.

EFFECTS OF THE UNDERWRITING AGREEMENT

In the event that the Company is required to fulfill its obligations under the Underwriting Agreement in full, the aggregate interests of the Company together with parties acting in concert with it in NWCL will increase from 70.65% as at the Latest Practicable Date to approximately 88.26% (assuming no NWCL Shares are issued and allotted to holders of NWCL Share Options on or before the Record Date pursuant to the exercise of the NWCL Share Options eligible to exercise) or approximately 88.10% (assuming NWCL Shares are issued and allotted to holders of NWCL Share Options pursuant to the full exercise of all NWCL Share Options eligible to exercise) of the issued share capital of NWCL as enlarged by the issue of the NWCL Rights Shares. The Directors consider that such increase of interests in NWCL does not have a significant impact on the financial position of the Group.

Maintaining the listing of NWCL

It is the intention of the Company and the Directors to maintain the listing of NWCL after the NWCL Rights Issue. Accordingly, the Company and the Directors have jointly and severally undertaken to the Stock Exchange that if necessary, the Company will take appropriate steps, including, but not limited to, placing down the Company's shareholdings in NWCL to parties who are not connected persons as defined in the Listing Rules, as soon as practicable after the completion of the NWCL Rights Issue or within such period or time the Stock Exchange may agree to ensure the number of NWCL Shares held by the public at all times is in compliance with the minimum public float requirement under Rule 8.08 of the Listing Rules.

INFORMATION RELATING TO NWCL

NWCL is incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange. The principal activities of the NWCL Group are property development and property related investment in the PRC. NWCL and its subsidiaries recorded a net loss before and after tax and extraordinary items of approximately HK$1,844.6 million and HK$1,841.4 million for the year ended 30 June 2003, respectively and a net profit before and after tax and extraordinary items of approximately HK$211.6 million and HK$166.8 million for the year ended 30 June 2004, respectively.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information contained in the Appendix of this circular.

Yours faithfully,
By order of the Board
New World Development Company Limited
Dr. Cheng Kar-shun, Henry
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS BY DIRECTORS

As at the Latest Practicable Date, the interests or short positions of the Directors in the Shares and underlying Shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which will have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have under such provisions of the SFO, or will be required to be recorded in the register maintained by the Company under section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code")) were as follows:

(a) Long positions in issued shares

(i) *Shares in the Company*

(Ordinary shares of HK$1.00 each)

	Number of ordinary shares				Approximate
Name of Directors	Personal interests	Family interests	Corporate interests	Total	% of shareholding
Dr. Sin Wai-kin, David	4,708,708	47,098	—	4,755,806	0.136
Mr. Leung Chi-kin, Stewart	32,553	—	—	32,553	0.001
Mr. Chow Kwai-cheung	43,000	—	—	43,000	0.001
Mr. Ho Hau-hay, Hamilton	—	—	438,905[1]	438,905	0.013
Mr. Liang Cheung-biu, Thomas	5,215	—	—	5,215	—

(ii) *Shares in the associated corporations*

Dragon Fortune Limited
(Ordinary shares of US$1.00 each)

	Number of ordinary shares				Approximate
Name of Director	Personal interests	Family interests	Corporate interests	Total	% of shareholding
Mr. Cheng Kar-shing, Peter	—	—	15,869[2]	15,869	27.41

HH Holdings Corporation
(Ordinary shares of HK$1.00 each)

	Number of ordinary shares				Approximate
	Personal	Family	Corporate		% of
Name of Director	interests	interests	interests	Total	shareholding
Dr. Sin Wai-kin, David	42,000	—	—	42,000	7.00

Master Services Limited
(Ordinary shares of HK$0.01 each)

	Number of ordinary shares				Approximate
	Personal	Family	Corporate		% of
Name of Directors	interests	interests	interests	Total	shareholding
Mr. Leung Chi-kin, Stewart	16,335	—	—	16,335	1.63
Mr. Chow Kwai-cheung	16,335	—	—	16,335	1.63

New World China Land Limited
(Ordinary shares of HK$0.10 each)

	Number of ordinary shares				Approximate
	Personal	Family	Corporate		% of
Name of Directors	interests	interests	interests	Total	shareholding
Mr. Cheng Kar-shing, Peter	366,800	—	—	366,800	0.02
Mr. Chow Kwai-cheung	400,126	—	—	400,126	0.03

New World TMT Limited
(Ordinary shares of HK$1.00 each)

	Number of ordinary shares				Approximate
	Personal	Family	Corporate		% of
Name of Directors	interests	interests	interests	Total	shareholding
Dr. Cheng Kar-shun, Henry	—	1,000,000	—	1,000,000	0.11
Dr. Sin Wai-kin, David	5,594	53	—	5,647	—
Mr. Liang Chong-hou, David	262	—	—	262	—

NWS Holdings Limited
(Ordinary shares of HK$1.00 each)

Name of Directors	Personal interests	Family interests	Corporate interests	Total	Approximate % of shareholding
	Number of ordinary shares				
Dr. Cheng Kar-shun, Henry	2,000,000	587,000	—	2,587,000	0.14
Dr. Sin Wai-kin, David	—	—	32,224,060(3)	32,224,060	1.81
Mr. Cheng Kar-shing, Peter	333,333	—	2,659,700(4)	2,993,033	0.17
Mr. Liang Chong-hou, David	153	—	—	153	—
Mr. Leung Chi-kin, Stewart	3,526,630	—	84,607(5)	3,611,237	0.20
Mr. Chow Kwai-cheung	2,264,652	—	—	2,264,652	0.13

Sun City Holdings Limited
(Ordinary shares of HK$1.00 each)

Name of Director	Personal interests	Family interests	Corporate interests	Total	Approximate % of shareholding
	Number of ordinary shares				
Mr. Cheng Kar-shing, Peter	—	80,000	3,570,000(6)	3,650,000	45.63

Sun Legend Investments Limited
(Ordinary shares of HK$1.00 each)

Name of Director	Personal interests	Family interests	Corporate interests	Total	Approximate % of shareholding
	Number of ordinary shares				
Mr. Cheng Kar-shing, Peter	—	—	500(7)	500	50.00

YE Holdings Corporation
(Ordinary shares of HK$1.00 each)

Name of Director	Personal interests	Family interests	Corporate interests	Total	Approximate % of shareholding
	Number of ordinary shares				
Mr. Leung Chi-kin, Stewart	37,500	—	—	37,500	1.50

Notes:

(1) These shares are beneficially owned by a company of which Mr. Ho Hau-hay, Hamilton owns 20% of its issued share capital.

(2) 4,102 shares are held by a company wholly-owned by Mr. Cheng Kar-shing, Peter and 11,767 shares are held by Sun City Holdings Limited, of which Mr. Cheng Kar-shing, Peter is deemed to be interested in 45.63% of its issued share capital.

(3) These shares are beneficially owned by a company which is jointly owned by Dr. Sin Wai-kin, David and his spouse.

(4) These shares are beneficially owned by a company which is wholly owned by Mr. Cheng Kar-shing, Peter.

(5) These shares are beneficially owned by a company of which Mr. Leung Chi-kin, Stewart has a direct interest of 55%.

(6) These shares are held by a company of which Mr. Cheng Kar-shing, Peter owns 48.18% of its issued share capital.

(7) Mr. Cheng Kar-shing, Peter is deemed to be interested in the shares of Sun Legend Investments Limited by virtue of his interest in Sun City Holdings Limited.

(b) Long positions in underlying shares of associated corporations

(i) *Share options in New World China Land Limited*

Name of Directors	Date of grant	Option period	Exercise price	Number of share options outstanding as at the Latest Practicable Date[3]
Dr. Cheng Kar-shun, Henry	7 February 2001	8 March 2001 to 7 March 2006	HK$1.955	5,000,000[1]
Mr. Cheng Kar-shing, Peter	9 February 2001	10 March 2003 to 9 March 2006	HK$1.955	1,500,000[2]
Mr. Leung Chi-kin, Stewart	7 February 2001	8 March 2001 to 7 March 2006	HK$1.955	500,000[1]
Mr. Chow Kwai-cheung	9 February 2001	10 March 2005 to 9 March 2006	HK$1.955	100,000

Notes:

(1) The share options are exercisable during a period of five years commencing from one month after the dates of each grant when the offers of share options were accepted, provided that the maximum number of share options that can be exercised during each anniversary year is 20% of the total number of share options granted together with any unexercised share options carried forward from the previous anniversary year(s).

(2) The share options are exercisable within the three years as stated therein, provided that the maximum number of share options that can be exercised during each anniversary year is one-third of the outstanding balance of share options held together with any unexercised share options carried forward from the previous anniversary year(s).

(3) The cash consideration paid by each Director for each grant of the share options is HK$10.

(ii) *Share options in NWS Holdings Limited*

Name of Directors	Date of grant	Option period	Exercise price	Number of share options outstanding as at the Latest Practicable Date[2]
Dr. Cheng Kar-shun, Henry	21 July 2003	21 July 2005 to 20 July 2008	HK$3.725	1,000,000
Mr. Cheng Kar-shing, Peter	21 July 2003	21 July 2005 to 20 July 2008	HK$3.725	166,667
Mr. Leung Chi-kin, Stewart	21 July 2003	21 July 2004 to 20 July 2008	HK$3.725	68,000[1]

Notes:

(1) Divided into 2 tranches exercisable from 21 July 2004 and 21 July 2005 to 20 July 2008, respectively.

(2) The cash consideration paid by each Director for each grant of the share options is HK$10.

(iii) *Share options in New World Mobile Holdings Limited*

Name of Director	Date of grant	Option period	Exercise price	Number of share options outstanding as at the Latest Practicable Date[1]
Dr. Cheng Kar-shun, Henry	28 January 2005	28 January 2005 to 31 December 2010	HK$1.260	780,000

Note:

(1) The cash consideration paid by Dr. Cheng Kar-shun, Henry for the grant of the share options is HK$1.

(c) Other Directors' interests

None of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of or leased to or which are proposed to be acquired, disposed of or leased to any member of the Group, respectively since 30 June 2004, the date to which the latest published audited consolidated financial statements of the Group were made up.

As at the Latest Practicable Date, there was no argument or arrangement between any Director and any other person which is conditional on or dependent upon the outcome of the Underwriting Agreement or otherwise connected with the Underwriting Agreement.

3. DISCLOSURE OF INTERESTS BY SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, information of the persons, other than Directors or chief executive of the Company, who have an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Long position in issued shares

Name	Capacity	Number of Shares held	As a % of the existing issued share capital as at the Latest Practicable Date
Chow Tai Fook Enterprises Limited	Beneficial owner	1,224,945,836	35.332
Marathon Asset Management Ltd	Beneficial owner	208,191,948	6.005

As at the Latest Practicable Date, so far as was known to any Director or chief executive of the Company, the following persons (other than members of the Group) were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the Group (other than the Company) and the amount of each of such person's interest in such securities were as follows:

Name of person	Name of member of the Group	Attributable equity interest held by the person
Dalian Commercial Network Construction and Development Limited	Dalian New World Plaza International Co., Ltd.	12.00%
Hopwin Construction Engineering Limited	Hopwin Properties (China) Limited	20.00%
Melbourne Enterprises Limited	Billion Park Investment Limited	14.29%
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development Limited	10.00% *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 2 Limited	10.00% *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 3 Limited	10.00% *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 4 Limited	10.00% *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 5 Limited	10.00% *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 6 Limited	10.00% *(Note)*
Shanghai Hongdu Enterprises (Group) Company Limited	Shanghai Heyu Properties Company Limited	20.00% *(Note)*
Shun Hing China Investment Limited	Ramada Property Ltd.	10.00%
深圳瑋鵬實業有限公司	Shenzhen Topping Real Estate Development Co., Limited	10.00%
Stanley Enterprises Limited	Ramada Property Ltd.	20.00%
武漢市國營漢口漁場	Wuhan Xinhan Development Co., Limited	30.00% *(Note)*
Infinity Regent Inc.	Milestone Overseas Limited	16.67%
Sparkle Spirit Limited	Milestone Overseas Limited	16.67%
Stanford Ocean Limited	Two-Way Communications Limited	10.00%
Magic Pioneer Limited	Two-Way Communications Limited	10.00%
Li Chau Ming Peter	Apex-Pro Systems Limited	10.00%

Name of person	Name of member of the Group	Attributable equity interest held by the person
Millennium Star Group Limited	Multi-Trends Limited	35.71%
Ren Keyong	NoveMed Group Ltd	20.00%
Panlon Holdings Ltd	NoveMed Group Ltd.	15.00%
Chow Tai Fook Enterprises Limited	Advance Planner Limited	40.00%
Ever Global Investments Ltd	Autowin Limited	30.00%
Chow Tai Fook Enterprises Limited	Beames Holdings Limited	36.00%
Gaintek Development Ltd	Better Rich Development Limited	30.00%
Bolo Ltd	Bright Moon Company Limited	25.00%
Tenswin Ltd	Boxwin Limited	16.58%
Chow Tai Fook Enterprises Limited	Crimson Company Limited	37.00%
Honor Fidelity Ltd	Dominion 2000 Limited	30.00%
Hotspring Ltd	Easlin Corporation	20.00%
Lai Sun Development Company Limited	Easlin Corporation	20.00%
Chow Tai Fook Enterprises Limited	Front Post Limited	15.00%
Chow Tai Fook Enterprises Limited	Grand Hyatt Hong Kong Company Limited	36.00%
Philip Yuen	Henry Bon Enterprises Company Limited	10.00%
Carmen Leung	Henry Bon Enterprises Company Limited	10.00%
Kam Wah Investment Co Ltd	Highness Land Investment Company Limited	40.00%
Space Enterprises Limited	Mega Choice Holdings Limited	20.00%
Chow Tai Fook Enterprises Limited	New World Harbourview Hotel Company Limited	36.00%
Tacko Development (Zhanjiang) Ltd	New World Tacko (Xian) Limited	30.00%
Golden Sphere Investment Ltd	New Hope Limited	15.00%
Chow Tai Fook Enterprises Limited	New World Hotel Company Limited	36.00%
Chow Tai Fook Enterprises Limited	NWD (Hotels Investments) Limited	36.00%
Glory Good Investments Ltd	Pearls Limited	36.00%
Kawick Enterprises Ltd	Pearls Limited	40.00%
Fung Seng Diamond Co Ltd	Silver Bloom Company Limited	10.00%
Wah Tai Company Limited	Silver Bloom Company Limited	20.00%
Kly (Nominee) Ltd	Super Value Development Limited	20.00%
Kly (Nominee) Ltd	Top Flash Investment Limited	20.00%
Fung Seng Diamond Co Ltd	Ultra Force Limited	20.00%
Wisdom Profit Investments Ltd	Wise Come Development Limited	20.00%
Architectural Precast Limited	Architectural Precast GRC Limited	35.00%
New Concepts Foundation Limited	Barbican-New Concepts Joint Venture	40.00%
北京市萬勝全物業管理中心	Beijing Kiu Lok Property Management Services Co. Ltd.	40.00%
Bioforte (Hong Kong) Environmental Engineering And Technology Company Ltd	BioEnviroLink Technologies Limited	30.00%
Cinagro Pte Limited	Cinabel (Singapore) Pic Limited	20.00%
Miramar Hotel & Investment Company	Espora Company Limited	50.00%
Foshan City Guoming District Traffic Development Co.	Gaoming Xinming Bridge Co., Ltd.	49.00%
Guangxi Beiliu Gaote Co. Ltd.	Guangxi Beiliu Xinbei Highways Limited	40.00%
Guangxi Cangwu County Electric Power Co. Ltd	Guangxi Cangwu Xincang Highways Limited	30.00%
Guangxi Rongxian Road & Bridge Construction Co. Ltd.	Guangxi Rongxian Xinrong Highways Limited	30.00%
Guangxi Yulin City Heng Tong Ltd.	Guangxi Yulin Xintong Highways Limited	40.00%
Guangxi Yulin City Heng Tong Ltd.	Guangxi Yulin Xinye Highways Limited	40.00%
Guangxi Yulin Yu Shieh Ltd.	Guangxi Yulin Xinyu Highways Limited	40.00%
Guangzhou Yongtong Freeway Company Limited	Guangzhou Northring Freeway Company Limited	10.41%

Name of person	Name of member of the Group	Attributable equity interest held by the person
Asian East Worldwide Limited	Guangzhou Northring Freeway Company Limited	24.30%
Taisei Corporation	Hip Hing-Taisei Joint Venture	40.00%
Hong Kong Ticketing Alliance Limited	Hong Kong Ticketing Holdings Limited	38.32%
Junglesoft Inc.	Junglesoft Net Limited	20.00%
Nanjing Port Authority	Nanjing Huining Wharfs Co., Ltd.	45.00%
Qingxin Country Communications Construction Development Co.	Qingyuan Xinqing Highways Limited	21.00%
Changzhi City Changda Highway Development Company	Shanxi Xinda Highways Limited	40.00%
Changzhi City Changda Highway Development Company	Shanxi Xinhuang Highways Limited	40.00%
順德市誠業建築集團公司	Shunde Xiexing Construction Engineering Company Limited	15.00%
Taiyuan Tongtai Industry & Commerce General Company	Taiyuan Xintai Highways Limited	40.00%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinyan Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xindi Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinlong Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xintu Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinming Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinqing Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinquan Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinsen Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinshi Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinsi Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xintong Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xintuo Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinxiang Expressway Company Limited	33.38%
Gujiao Highway-Bridge Development & Construction Company	Taiyuan Xinyuan Highways Limited	40.00%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinzhan Expressway Company Limited	33.38%
廣州市機電安裝公司	Triguang Engineering (Guang Zhou) Company Limited	49.00%
武漢武建鼎安安裝工程有限公司	Trihan Engineering (Wuhan) Co. Ltd.	49.00%
Wuhan Airport Road Industrial Development Co. Ltd.	Wuhan Airport Road Development Ltd.	33.33%
Guangxi Wuzhou Heng Tong Development	Wuzhou Xinwu Highway Limited	40.00%

Name of person	Name of member of the Group	Attributable equity interest held by the person
Xiamen COSCO International Container Freight Statement & Transportation Co., Ltd.	Xiamen Xinyuan Container Terminal Co., Ltd.	30.00%
珠海國際經濟技術合作公司	珠海市景福工程有限公司	20.00%
珠海市萬泉河科技發展有限公司	深圳香島園花卉有限公司	20.00%
廣州市新運行汽車運輸有限公司	廣州銳萊停車場設備有限公司	10.00%
深圳市高成達機械電子有限公司	襄樊高成達停車場管理有限公司	35.00%
北京建工集團有限責任公司	Beijing Hip Hing Construction Engineering Company Limited	25.00%
北京崇建工程公司	Beijing Hip Hing Construction Engineering Company Limited	20.00%
Shine Vision International Limited	Carpark Solution Enterprise Limited	35.00%
Huns Engineering Company Limited	Huns-Majestic Joint Venture	40.00%
Wiseful Engineering Group Limited	Kentfull Engineering Company Limited	40.00%

Note: Referred to as profit sharing ratio as set out in the relevant co-operative joint venture contracts.

4. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, the following Directors have interests in the following business which are considered to compete or are likely to compete, either directly or indirectly, with the businesses of the Group other than those business where the Directors were appointed as directors to represent the interests of the Company and/or the Group pursuant to the Listing Rules:

Name of Directors	Name of entity which businesses are considered to compete or likely to compete with the business of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the business of the Group	Nature of interest of the Director in the entity
Dr. Cheng Yu-tung	Shun Tak Holdings Limited group of companies	Property investment and development, ferry services and hotel related services	director
	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	director
	Melbourne Enterprises Limited group of companies	Property investment	director
	Lifestyle International Holdings Ltd. group of companies	Department stores operations and property investment	director
Dr. Cheng Kar-shun, Henry	Shun Tak Holdings Limited group of companies	Property investment and development, ferry services and hotel related services	director
	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	director
	HKR International Limited group of companies	Property investment and development, construction and property management	director
	Beijing Chang Le Real Estates Development Co., Ltd.	Property development in Beijing	director
	Beijing Niceline Real Estates Development Co., Ltd.	Property development in Beijing	director
	Beijing Fu Wah Real Estates Development Co., Ltd.	Property development in Beijing	director

Name of Directors	Name of entity which businesses are considered to compete or likely to compete with the business of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the business of the Group	Nature of interest of the Director in the entity
	Beijing Po Garden Real Estates Development Co., Ltd.	Property development in Beijing	director
	Lifestyle International Holdings Ltd. group of companies	Department stores operations and property investment	director
Dr. Sin Wai-kin, David	Miramar Hotel & Investment Company Limited group of companies	Property investment and hotel operation	director
Mr. Cheng Yue-pui	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	director
	Melbourne Enterprises Limited group of companies	Property investment	director
Mr. Cheng Kar-shing, Peter	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	director
	Long Vocation Investments Limited group of companies	Property investment	director and shareholder
Mr. Chow Kwai-cheung	Asia Leisure Development Company Limited	Property development	director
	Beijing Chang Le Real Estates Development Co., Ltd.	Property development in Beijing	director
	Beijing Niceline Real Estates Development Co., Ltd.	Property development in Beijing	director
	Beijing Fu Wah Real Estates Development Co., Ltd.	Property development in Beijing	director
	Beijing Po Garden Real Estates Development Co., Ltd.	Property development in Beijing	director
	Flying Dragon Properties Ltd.	Property investment	director and shareholder
	Global Agents Ltd.	Investment holding	director and shareholder
	Hinkok Development Limited	Property development	shareholder

The above-mentioned Directors' involvement in the management of the above-mentioned entities are not significant nor are the size of the above-mentioned businesses undertaken by the entities in which they were appointed as directors considered as significant as compared to the Group.

As the Board is independent of the boards of these entities, the Group is capable of carrying on such businesses independently of, and at arm's length from the businesses of these entities.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contracts with the Company, other than contracts expiring or terminable within one year without any compensation payable (other than statutory compensation).

6. LITIGATION

The Group has disputes with certain joint venture partners in respect of certain property development projects in the PRC and a hotel project in Malaysia. For the PRC property development projects, no statement of claims setting out details of the claims had been served by the PRC joint venture partner to the Group as at the Latest Practicable Date. The Group, however, had made a claim against such joint venture partner. For the hotel project in Malaysia, the trial was heard and adjourned on 14 July 2003 and a judgment in favour of the Group was made on 1 April 2004. The joint venture partner lodged an appeal against the judge's judgment which is scheduled to be heard in June 2005. The Directors of the Company have obtained legal advice on the aforementioned matters and are of the opinion that the matters will not have any material adverse impact on the financial position of the Group.

The Company's subsidiary, New World TMT Limited ("NWTMT"), is involved in a litigation relating to the investment in PrediWave Corporation and certain of its associated companies, details of which were disclosed in the joint announcements with NWTMT dated 27 May 2004 and 22 July 2004.

Save as disclosed above, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any member of the Group.

7. MISCELLANEOUS

(a) The registered office of the Company is at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong.

(b) The share registrar of the Company is Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(c) The secretary of the Company is Mr. Leung Chi-kin, Stewart.

(d) The qualified accountant of the Company is Mr. Chow Yu-chun, Alexander.

(e) The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

6. 訴訟

本集團與若干合營夥伴就中國若干物業發展項目及馬來西亞一個酒店項目發生爭議。就中國物業發展項目而言，於最後實際可行日期，中國的合營夥伴並無向本集團送達任何列明索償資料之索償陳述書，惟本集團已向該合營夥伴提出索償。就馬來西亞的酒店項目而言，有關審訊已於二零零三年七月十四日進行聆訊並予以押後，而本集團於二零零四年四月一日獲判勝訴。該合營夥伴就法官之判決提出上訴，有關上訴預定於二零零五年六月聆訊。本公司董事已就上述事宜徵詢法律意見，認為上述事宜將不會對本集團的財務狀況造成任何重大不利影響。

本公司之附屬公司新世界信息科技有限公司(「新世界信息科技」)涉及一宗有關派威公司及其若干聯營公司之投資訴訟，有關詳情載於本公司與新世界信息科技分別於二零零四年五月二十七日及二零零四年七月二十二日刊發之聯合公佈。

除上文所披露者外，於最後實際可行日期，本公司或其任何附屬公司概無牽涉任何重大訴訟或仲裁，而據董事所知，本公司或本集團任何成員公司亦無任何尚未了結或面臨指控之重大訴訟或索償。

7. 一般事項

(a) 本公司之註冊辦事處位於香港皇后大道中18號新世界大廈30樓。

(b) 本公司之股份登記處為登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(c) 本公司之秘書為梁志堅先生。

(d) 本公司之合資格會計師為周宇俊先生。

(e) 本通函之中、英文本如有歧異，概以英文本為準。

董事姓名	其業務被視為與本集團業務構成競爭或可能構成競爭之實體名稱	被視為與本集團業務構成競爭或可能構成競爭之實體之業務簡介	董事於該實體之權益性質
	北京寶苑房地產開發有限公司	於北京之物業發展	董事
	利福國際集團有限公司旗下集團	百貨公司經營及物業投資	董事
冼為堅博士	美麗華酒店企業有限公司旗下集團	物業投資及酒店經營	董事
鄭裕培先生	周大福企業有限公司旗下集團	物業投資及發展以及交通	董事
	萬邦投資有限公司旗下集團	物業投資	董事
鄭家成先生	周大福企業有限公司旗下集團	物業投資及發展以及交通	董事
	Long Vocation Investments Limited 旗下集團	物業投資	董事及股東
周桂昌先生	Asia Leisure Development Company Limited	物業發展	董事
	北京長樂房地產開發有限公司	於北京之物業發展	董事
	北京麗來房地產開發有限公司	於北京之物業發展	董事
	北京富華房地產開發有限公司	於北京之物業發展	董事
	北京寶苑房地產開發有限公司	於北京之物業發展	董事
	飛龍物業有限公司	物業投資	董事及股東
	環宇代理人有限公司	投資控股	董事及股東
	Hinkok Development Limited	物業發展	股東

上述董事獲委任為上述實體之董事，其於上述實體涉及之管理工作並不重要，而該等實體所經營之上述業務規模對本集團而言亦不重大。

鑒於本公司董事會乃獨立於該等實體之董事會，故本集團有能力獨立地按公平基準經營其業務。

5. 服務合約

於最後實際可行日期，本公司與董事之間概無訂立任何現有或擬訂之服務合約(不包括一年內屆滿或毋須支付任何賠償(法定賠償除外)而可予終止之合約)。

股東名稱	本集團之成員公司	該股東所持之應佔股權
廈門中遠國際集裝箱儲運有限公司	廈門新遠貨櫃儲運有限公司	30.00%
珠海國際經濟技術合作公司	珠海市景福工程有限公司	20.00%
珠海市萬泉河科技發展有限公司	深圳香島園花卉有限公司	20.00%
廣州市新運行汽車運輸有限公司	廣州鋭萊停車場設備有限公司	10.00%
深圳市高戍達機械電子有限公司	襄樊高戍達停車場管理有限公司	35.00%
北京建工集團有限責任公司	北京協興建築工程有限公司	25.00%
北京崇建工程公司	北京協興建築工程有限公司	20.00%
Shine Vision International Limited	新利泊企業有限公司	35.00%
鏗時工程有限公司	Huns-Majestic Joint Venture	40.00%
威豐工程集團有限公司	富騰工程建設有限公司	40.00%

附註： 誠如相關之合作合營合約所載稱為利潤分配比率。

4. 董事於競爭業務中之權益

於最後實際可行日期，除董事獲委任為有關業務之董事以代表本公司及／或本集團之利益外，根據上市規則，下列董事擁有下列被視為與本集團業務直接或間接構成競爭或可能構成競爭之業務權益：

董事姓名	其業務被視為與本集團業務構成競爭或可能構成競爭之實體名稱	被視為與本集團業務構成競爭或可能構成競爭之實體之業務簡介	董事於該實體之權益性質
鄭裕彤博士	信德集團有限公司旗下集團	物業投資及發展、渡輪服務及酒店有關服務	董事
	周大福企業有限公司旗下集團	物業投資及發展以及交通	董事
	萬邦投資有限公司旗下集團	物業投資	董事
	利福國際集團有限公司旗下集團	百貨公司經營及物業投資	董事
鄭家純博士	信德集團有限公司旗下集團	物業投資及發展、渡輪服務及酒店有關服務	董事
	周大福企業有限公司旗下集團	物業投資及發展以及交通	董事
	香港興業國際集團有限公司旗下集團	物業投資及發展、建築及物業管理	董事
	北京長樂房地產開發有限公司	於北京之物業發展	董事
	北京麗來房地產開發有限公司	於北京之物業發展	董事
	北京富華房地產開發有限公司	於北京之物業發展	董事

股東名稱	本集團之成員公司	該股東所持之應佔股權
東亞環球有限公司	廣州北環高速公路有限公司	24.30%
Taisei Corporation	Hip Hing-Taisei Joint Venture	40.00%
Hong Kong Ticketing Alliance Limited	Hong Kong Ticketing Holdings Limited	38.32%
Junglesoft Inc.	掌上網有限公司	20.00%
南京港務管理局	南京惠寧碼頭有限公司	45.00%
清新縣交通建設開發總公司	清遠新清公路有限公司	21.00%
長治市暢達公路開發公司	山西新達公路有限公司	40.00%
長治市暢達公路開發公司	山西新黃公路有限公司	40.00%
順德市誠業建築集團公司	順德市協興建築工程有限公司	15.00%
太原通泰實業總公司	太原新太公路有限公司	40.00%
天津高速公路投資建設發展公司	天津新顏高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新地高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新隆高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新路高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新明高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新青高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新泉高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新森高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新實高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新思高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新通高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新拓高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新祥高速公路有限公司	33.38%
古交市路橋開發建設公司	太原新園公路有限公司	40.00%
天津高速公路投資建設發展公司	天津新展高速公路有限公司	33.38%
廣州市機電安裝公司	廣州定安機電工程有限公司	49.00%
武漢武建鼎安安裝工程有限公司	武漢定安機電工程有限公司	49.00%
武漢市機場路實業發展有限公司	武漢機場路發展有限公司	33.33%
廣西梧州恒通發展有限公司	梧州新梧公路有限公司	40.00%

股東名稱	本集團之成員公司	該股東所持之應佔股權
Millennium Star Group Limited	Multi-Trends Limited	35.71%
任克勇	NoveMed Group Ltd.	20.00%
Panlon Holdings Ltd	NoveMed Group Ltd.	15.00%
周大福企業有限公司	鋒卓有限公司	40.00%
Ever Global Investments Ltd	Autowin Limited	30.00%
周大福企業有限公司	Beames Holdings Limited	36.00%
Gaintek Development Ltd	利裕發展有限公司	30.00%
Bolo Ltd	Bright Moon Company Limited	25.00%
Tenswin Ltd	保潤有限公司	16.58%
周大福企業有限公司	鑫順有限公司	37.00%
Honor Fidelity Ltd	龍騰2000有限公司	30.00%
Hotspring Ltd	Easlin Corporation	20.00%
麗新發展有限公司	Easlin Corporation	20.00%
周大福企業有限公司	躍柱有限公司	15.00%
周大福企業有限公司	君悅大酒店有限公司	36.00%
Philip Yuen	亨利寶企業有限公司	10.00%
Carmen Leung	亨利寶企業有限公司	10.00%
Kam Wah Investment Co Ltd	高地投資有限公司	40.00%
Space Enterprises Limited	彩暉集團有限公司	20.00%
周大福企業有限公司	新世界海景酒店有限公司	36.00%
Tacko Development (Zhanjiang) Ltd	新世界達高(西安)有限公司	30.00%
Golden Sphere Investment Ltd	新希望有限公司	15.00%
周大福企業有限公司	新世界酒店有限公司	36.00%
周大福企業有限公司	新世界酒店(集團)有限公司	36.00%
Glory Good Investments Ltd	貝思有限公司	36.00%
Kawick Enterprises Ltd	貝思有限公司	40.00%
豐盛珠寶有限公司	銀隆有限公司	10.00%
Wah Tai Company Limited	銀隆有限公司	20.00%
Kly (Nominee) Ltd	庶榮發展有限公司	20.00%
Kly (Nominee) Ltd	康煌投資有限公司	20.00%
豐盛珠寶有限公司	最勤有限公司	20.00%
Wisdom Profit Investments Ltd	Wise Come Development Limited	20.00%
預制建築有限公司	新預制工程有限公司	35.00%
創業地基有限公司	Barbican-New Concepts Joint Venture	40.00%
北京市萬勝全物業管理中心	北京僑樂物業管理服務有限公司	40.00%
生物源(香港)環境工程與技術有限公司	寶靈科技有限公司	30.00%
Cinagro Pte Limited	Cinabel (Singapore) Pic Limited	20.00%
美麗華酒店企業有限公司	Espora Company Limited	50.00%
佛山高明區交通發展公司	高明新明大橋有限公司	49.00%
廣西北流市高特有限責任公司	廣西北流新北公路有限公司	40.00%
廣西蒼梧電力有限公司	廣西蒼梧新蒼公路有限公司	30.00%
廣西容縣路橋建設有限責任公司	廣西容縣新容公路有限公司	30.00%
廣西玉林市恒通有限公司	廣西玉林新通公路有限公司	40.00%
廣西玉林市恒通有限公司	廣西玉林新業公路有限公司	40.00%
廣西玉林玉石公路開發有限公司	廣西玉林新玉公路有限公司	40.00%
廣州市永通高速公路有限公司	廣州北環高速公路有限公司	10.41%

3. 主要股東權益披露

於最後實際可行日期，據董事及本公司之行政總裁所知，除董事或本公司之行政總裁外，下列人士於本公司之股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部而須向本公司及聯交所披露之權益或淡倉：

於已發行股份之好倉

名稱	身份	所持股份數目	於實際可行日期佔現有已發行股本之百分比
周大福企業有限公司	實益擁有人	1,224,945,836	35.332
Marathon Asset Management Ltd	實益擁有人	208,191,948	6.005

於最後實際可行日期，據任何董事或本公司之行政總裁所知，下列各方(除本集團之成員公司外)直接或間接擁有附帶權利在任何情況下均可於本集團下列成員公司(除本公司外)之股東大會上投票之已發行股本10%或以上權益，而各自於該等證券所持有之權益如下：

股東名稱	本集團之成員公司	該股東所持之應佔股權
大連市商業網點建設開發公司	大連新世界廣場國際有限公司	12.00%
Hopwin Construction Engineering Limited	合勝(中國)地產有限公司	20.00%
萬邦投資有限公司	萬苑投資有限公司	14.29%
瀋陽正居實業有限公司	新世界(瀋陽)房地產有限公司	10.00%(附註)
瀋陽正居實業有限公司	新世界(瀋陽)房地產開發第二有限公司	10.00%(附註)
瀋陽正居實業有限公司	新世界(瀋陽)房地產開發第三有限公司	10.00%(附註)
瀋陽正居實業有限公司	新世界(瀋陽)房地產開發第四有限公司	10.00%(附註)
瀋陽正居實業有限公司	新世界(瀋陽)房地產開發第五有限公司	10.00%(附註)
瀋陽正居實業有限公司	新世界(瀋陽)房地產開發第六有限公司	10.00%(附註)
上海宏都企業(集團)有限公司	上海合裕房地產有限公司	20.00%(附註)
信興中國投資有限公司	華美達地產有限公司	10.00%
深圳瑋鵬實業有限公司	深圳拓勁房地產開發有限公司	10.00%
Stanley Enterprises Limited	華美達地產有限公司	20.00%
武漢市國營漢口漁場	武漢新漢發展有限公司	30.00%(附註)
Infinity Regent Inc.	Milestone Overseas Limited	16.67%
Sparkle Spirit Limited	Milestone Overseas Limited	16.67%
Stanford Ocean Limited	Two-Way Communications Limited	10.00%
Magic Pioneer Limited	Two-Way Communications Limited	10.00%
李秋明	電貿通科技有限公司	10.00%

(ii) 新創建集團有限公司之購股權

董事姓名	授予日期	購股權期間	行使價	於最後實際可行日期尚未行使之購股權數目[(2)]
鄭家純博士	二零零三年七月二十一日	二零零五年七月二十一日至二零零八年七月二十日	3.725港元	1,000,000
鄭家成先生	二零零三年七月二十一日	二零零五年七月二十一日至二零零八年七月二十日	3.725港元	166,667
梁志堅先生	二零零三年七月二十一日	二零零四年七月二十一日至二零零八年七月二十日	3.725港元	68,000[(1)]

附註：

(1) 分成兩批，分別可由二零零四年七月二十一日及二零零五年七月二十一日起至二零零八年七月二十日期間行使。

(2) 各董事於每次獲授購股權時所支付之現金代價為10港元。

(iii) 新世界移動控股有限公司之購股權

董事姓名	授予日期	購股權期間	行使價	於最後實際可行日期尚未行使之購股權數目[(1)]
鄭家純博士	二零零五年一月二十八日	二零零五年一月二十八日至二零一零年十二月三十一日	1.260港元	780,000

附註：

(1) 鄭家純博士獲授購股權時支付之現金代價為1港元。

(c) 其他董事權益

自二零零四年六月三十日（本集團最近期已刊發之經審核綜合財務報表結算日）起，概無董事於本集團任何成員公司已經或計劃購買、出售或租賃之任何資產中擁有或曾經擁有任何直接或間接權益。

於最後實際可行日期，任何董事與任何其他人士之間概無任何爭議或安排，而須以包銷協議之結果或與其相關之事項為條件，或須視乎包銷協議之結果或與其相關之事項而定。

(2) 4,102股由鄭家成先生全資擁有之公司持有，11,767股則由鄭家成先生被視為擁有其已發行股本45.63%權益之新城集團有限公司持有。

(3) 該等股份由冼為堅博士及其配偶共同擁有之公司實益擁有。

(4) 該等股份由鄭家成先生全資擁有之公司實益擁有。

(5) 該等股份由梁志堅先生直接擁有55%權益之公司實益擁有。

(6) 該等股份由鄭家成先生擁有其已發行股本48.18%之公司持有。

(7) 鑒於鄭家成先生於新城集團有限公司擁有權益，彼亦被視為於耀禮投資有限公司之股份擁有權益。

(b) 於相聯法團之相關股份之好倉

(i) 新世界中國地產有限公司之購股權

董事姓名	授予日期	購股權期間	行使價	於最後實際可行日期尚未行使之購股權數目[(3)]
鄭家純博士	二零零一年二月七日	二零零一年三月八日至二零零六年三月七日	1.955港元	5,000,000[(1)]
鄭家成先生	二零零一年二月九日	二零零三年三月十日至二零零六年三月九日	1.955港元	1,500,000[(2)]
梁志堅先生	二零零一年二月七日	二零零一年三月八日至二零零六年三月七日	1.955港元	500,000[(1)]
周桂昌先生	二零零一年二月九日	二零零五年三月十日至二零零六年三月九日	1.955港元	100,000

附註：

(1) 購股權可由接納各購股權建議之授出日期後一個月期限屆滿時起計之五年內行使，惟於各周年內可行使之購股權最高數目，為已授出購股權總數之20%連同自過往周年結轉之任何尚未行使購股權。

(2) 購股權可如上文所述於三年內行使，惟於各周年內可行使之購股權最高數目，為所持有的購股權未行使餘額三分之一連同自過往周年結轉之任何尚未行使購股權。

(3) 各董事於每次獲授購股權時所支付之現金代價為10港元。

新創建集團有限公司
(普通股每股面值1.00港元)

董事姓名	個人權益	家族權益	法團權益	總數	佔股權概約百分比
	普通股數目				
鄭家純博士	2,000,000	587,000	—	2,587,000	0.14
冼為堅博士	—	—	32,224,060[3]	32,224,060	1.81
鄭家成先生	333,333	—	2,659,700[4]	2,993,033	0.17
梁仲豪先生	153	—	—	153	—
梁志堅先生	3,526,630	—	84,607[5]	3,611,237	0.20
周桂昌先生	2,264,652	—	—	2,264,652	0.13

新城集團有限公司
(普通股每股面值1.00港元)

董事姓名	個人權益	家族權益	法團權益	總數	佔股權概約百分比
	普通股數目				
鄭家成先生	—	80,000	3,570,000[6]	3,650,000	45.63

耀禮投資有限公司
(普通股每股面值1.00港元)

董事姓名	個人權益	家族權益	法團權益	總數	佔股權概約百分比
	普通股數目				
鄭家成先生	—	—	500[7]	500	50.00

YE Holdings Corporation
(普通股每股面值1.00港元)

董事姓名	個人權益	家族權益	法團權益	總數	佔股權概約百分比
	普通股數目				
梁志堅先生	37,500	—	—	37,500	1.50

附註：

(1) 該等股份由何厚浠先生擁有其已發行股本20%之公司實益擁有。

HH Holdings Corporation
(普通股每股面值1.00港元)

	普通股數目				佔股權
董事姓名	個人權益	家族權益	法團權益	總數	概約百分比
冼為堅博士	42,000	—	—	42,000	7.00

Master Services Limited
(普通股每股面值0.01港元)

	普通股數目				佔股權
董事姓名	個人權益	家族權益	法團權益	總數	概約百分比
梁志堅先生	16,355	—	—	16,335	1.63
周桂昌先生	16,335	—	—	16,335	1.63

新世界中國地產有限公司
(普通股每股面值0.10港元)

	普通股數目				佔股權
董事姓名	個人權益	家族權益	法團權益	總數	概約百分比
鄭家成先生	366,800	—	—	366,800	0.02
周桂昌先生	400,126	—	—	400,126	0.03

新世界信息科技有限公司
(普通股每股面值1.00港元)

	普通股數目				佔股權
董事姓名	個人權益	家族權益	法團權益	總數	概約百分比
鄭家純博士	—	1,000,000	—	1,000,000	0.11
冼為堅博士	5,594	53	—	5,647	—
梁仲豪先生	262	—	—	262	—

1. 責任聲明

本通函載有遵照上市規則而編製之詳情，乃旨在提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，以致本通函所載任何聲明有誤導成分。

2. 董事權益披露

於最後實際可行日期，董事於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份或相關股份中，擁有根據證券及期貨條例第XV部第7及第8分部而須知會本公司及聯交所之權益或淡倉(包括彼等根據該等證券及期貨條例條文而被視作或當作擁有之權益及淡倉，或根據證券及期貨條例第352條須記錄於本公司存置之登記名冊內之權益或淡倉，或根據上市公司董事進行證券交易的標準守則(「標準守則」)而須知會本公司及聯交所之權益或淡倉)如下：

(a) 於已發行股份之好倉

(i) *於本公司股份*

(普通股每股面值1.00港元)

董事姓名	普通股數目 個人權益	家族權益	法團權益	總數	佔股權 概約百分比
冼為堅博士	4,708,708	47,098	—	4,755,806	0.136
梁志堅先生	32,553	—	—	32,553	0.001
周桂昌先生	43,000	—	—	43,000	0.001
何厚浠先生	—	—	438,905[(1)]	438,905	0.013
梁祥彪先生	5,215	—	—	5,215	—

(ii) *於相聯法團之股份*

Dragon Fortune Limited
(普通股每股面值1.00美元)

董事姓名	普通股數目 個人權益	家族權益	法團權益	總數	佔股權 概約百分比
鄭家成先生	—	—	15,869[(2)]	15,869	27.41

有關新世界中國之資料

新世界中國於開曼群島註冊成立為有限公司，其股份在聯交所上市。新世界中國集團主要於中國從事物業發展及物業相關投資業務活動。新世界中國及其附屬公司截至二零零三年六月三十日止年度之除稅及非經常項目前後之淨虧損分別約為18.446億港元及18.414億港元，截至二零零四年六月三十日止年度之除稅及非經常項目前後之純利則分別約為2.116億港元及1.668億港元。

其他資料

務請 閣下垂注載於本通函附錄內之其他資料。

此致

列位股東 台鑒

承董事會命
新世界發展有限公司
董事總經理
鄭家純博士
謹啟

二零零五年三月十一日

物業發展業務籌資時享有更大彈性。因此，董事相信訂立包銷協議符合本公司及股東之整體最佳利益。

終止包銷協議

包銷協議載有條文，授權本公司在發生若干事件時，以書面通知方式終止其根據包銷協議之責任。如發生下列事件，本公司可於最後接納日期或之前終止其根據包銷協議之責任：

(a) 新世界中國嚴重違反包銷協議所載之任何保證，在本公司就該等違約行為向新世界中國發出通知後七日內仍未能以本公司合理地信納之方式糾正或解決，但上述糾正期限之完結不得遲於最後接納日期；

(b) 任何令本公司需履行其包銷協議責任之條件未能達成或將不可能達成；或

(c) 國內或國際、政治、軍事、外交、金融或經濟狀況之發生令本公司合理認為將會或可能會對新世界中國集團之業務或財政狀況或新世界中國供股造成重大損害之任何變化。

若包銷協議由本公司於上述限期或之前終止，或未能成為無條件，新世界中國供股則不會進行。

包銷協議之影響

倘本公司被要求履行其在包銷協議項下之全部責任，本公司及與其一致行動人士於新世界中國之總持股權益將由最後實際可行日期之70.65%，增加至相當於發行新世界中國供股股份後經擴大之新世界中國已發行股本約88.26%（假設並無於記錄日期或之前因符合行使資格之新世界中國購股權獲行使而向新世界中國購股權持有人發行及配發任何新世界中國股份），或約88.10%（假設於記錄日期或之前因所有符合行使資格之新世界中國購股權獲全數行使而向新世界中國購股權持有人發行及配發新世界中國股份）。董事認為，上述增持新世界中國之權益對本集團之財務狀況不會造成重大影響。

維持新世界中國之上市地位

本公司及董事擬於新世界中國供股後維持新世界中國之上市地位。因此，本公司及董事已共同及個別地向聯交所承諾，如屬必要，本公司將會採取適當步驟，包括但不限於本公司在新世界中國供股完成後在切實可行情況下盡快，或在聯交所可能同意之期間或時間內，通過向關連人士（定義見上市規則）以外之人士進行配售，藉以減持本公司名下之新世界中國股份，從而確保公眾人士所持之新世界中國股份數目於任何時間均遵守上市規則第8.08條之最低公眾持股量規定。

附註： 此等數字不包括本公司就其於新世界中國之實益股權而獲暫定配發並已承諾將全數認購之除外新世界中國供股股份。

根據包銷協議，本公司已不可撤回地承諾，將申請及認購除外新世界中國供股股份之暫定配額，並就有關配額付款。

本公司須就除外新世界中國供股股份支付4,263,222,986.40港元。倘本公司全數認購已包銷之新世界中國供股股份，本公司將須支付2,163,749,112.00港元(假設於記錄日期或之前因所有符合行使資格之未行使新世界中國購股權獲全數行使而向新世界中國購股權持有人發行及配發新世界中國股份)。因此，倘若本公司認購除外新世界中國供股股份及所有已包銷之新世界中國供股股份，本公司須予支付之認購款項將為6,426,972,098.40港元。

倘本公司被要求根據其在包銷協議項下之責任，全數認購股份，在本公司及董事向聯交所作出之承諾之規限下，本公司及與其一致行動人士於新世界中國之總持股權益將由最後實際可行日期約70.65%，增加至相當於發行新世界中國供股股份後經擴大之新世界中國已發行股本約88.10%(假設於記錄日期或之前因所有符合行使資格之新世界中國購股權獲全數行使而向新世界中國購股權持有人發行及配發新世界中國股份)。有關本公司向聯交所作出之承諾之詳情，請參閱下文「維持新世界中國之上市地位」一段。

包銷協議乃經本公司與新世界中國公平磋商後釐定。董事認為，包銷協議之條款乃按照一般商業條款訂立，而認購價及本公司將收取之佣金對本公司及股東整體而言實屬公平合理。

本公司訂立包銷協議之理由

誠如該公佈所述，倘新世界中國供股股份獲全數認購，在扣除開支後，新世界中國將會收取認購所得款項(扣除開支後)約62.8513億港元(假設於記錄日期或之前並無因符合行使資格之未行使新世界中國購股權獲行使而向新世界中國購股權持有人發行及配發任何新世界中國股份)，或約64.0133億港元(假設於記錄日期或之前因所有符合行使資格之未行使新世界中國購股權獲全數行使而向新世界中國購股權持有人發行及配發新世界中國股份)。在該筆所得款項中，約33億港元將用作減低新世界中國集團之債項，約25億港元將用於清償拆遷費用，而餘額則用作應付新世界中國集團物業項目發展成本所需，以及撥作其日後發展之一般營運資金。

本公司以中港兩地為核心，主要從事物業發展、物業投資、酒店及基建投資、電訊和科技業務。儘管出任包銷商並非本公司的日常業務，惟董事相信，鑒於包銷將可確保新世界中國供股股份獲全數認購，藉著包銷新世界中國供股，本公司將可保障及鞏固其於新世界中國之投資價值，而新世界中國集團進而將可藉此有系統地償還其現有銀行借款，並在其為中國

(f) 本公司在包銷協議下之責任成為無條件，且並無根據包銷協議之條款予以終止。

根據包銷協議之條款，本公司及／或新世界中國不可豁免上述新世界中國供股之條件。倘上述任何新世界中國供股條件於最後接納日期(或經本公司與新世界中國可能釐定之較後日期)或之前仍未達成，則本公司或新世界中國在包銷協議下均無權亦無需受產生之責任所規限，而新世界中國供股將告失效。

包銷協議

有關包銷協議之資料

日期	:	二零零五年二月十八日
包銷商	:	本公司，新世界中國之控股股東，連同其附屬公司於最後實際可行日期擁有1,054,107,600股新世界中國股份之權益，佔新世界中國之已發行股本約70.12%
包銷股份數目	:	不少於730,846,500股新世界中國供股股份(假設並無於記錄日期或之前因符合行使資格之新世界中國購股權獲行使而向新世界中國購股權持有人發行及配發任何新世界中國股份)及不超過772,767,540股新世界中國供股股份(假設於記錄日期或之前因所有符合行使資格之新世界中國購股權獲全數行使而向新世界中國購股權持有人發行及配發新世界中國股份)(附註)
認購價	:	每股新世界中國供股股份2.80港元
佣金	:	本公司所包銷之新世界中國供股股份之發行價總額1% 本公司將收取之佣金最多約為21.6百萬港元
支付認購款項	:	倘新世界中國供股之條件於最後接納日期四時正或之前達成，而包銷協議成為無條件且並無根據其條款予以終止，本公司則將於本公司及新世界中國將予協定之日期，扣除本公司有權獲得之佣金(即本公司所包銷之新世界中國供股股份之總發行價1%)後，以現金支付認購款項。如雙方並無協定日期，則不遲於最後接納日期後第三個營業日下午四時三十分支付

— 較二零零四年六月三十日(星期三)每股新世界中國股份經審核綜合有形資產淨值約10.99港元，折讓約74.5%。

認購價乃本公司與新世界中國經參考現行市況下新世界中國股份之市價後，公平磋商釐定。新世界中國董事認為認購價公平合理，並符合新世界中國及新世界中國股東整體利益。

此外，認購價：

— 較二零零五年三月八日(星期二)(最後實際可行日期)新世界中國股份於聯交所所報收市價每股3.375港元，折讓約17.0%；

— 較截至二零零五年三月八日(星期二)(最後實際可行日期)為止(包括該日)連續十個交易日，新世界中國股份之平均收市價每股3.3625港元，折讓約16.7%；及

— 較二零零五年三月八日(星期二)(最後實際可行日期)新世界中國股份於聯交所所報收市價計算之每股理論除權價3.03港元，折讓約7.6%。

新世界中國供股股份上市及買賣

新世界中國將向聯交所上市委員會申請批准未繳款及繳足股款之新世界中國供股股份上市及買賣。預期新世界中國供股股份將於二零零五年三月二十三日(星期三)至二零零五年四月四日(星期一)期間(包括首尾兩日)以未繳款形式開始買賣。

新世界中國供股之條件

新世界中國供股須待下列各項條件達成後，方可作實：

(a) 新世界中國向新世界中國股東寄發通函，通函內載有(其中包括)新世界中國供股之詳情，連同代表委任表格及新世界中國股東特別大會通告；

(b) 新世界中國獨立股東於新世界中國股東特別大會上通過普通決議案批准新世界中國供股(包括但不限於排除提呈新世界中國供股股份予新世界中國除外股東)；

(c) 聯交所上市委員會批准(僅視乎是否進行配發及寄發適當之所有權文件而定)未繳款及繳足股款之新世界中國供股股份上市及買賣；

(d) 遵從公司條例，向香港公司註冊處處長送呈按照法例規定須予存檔或登記有關新世界中國供股之所有文件，以供存檔及登記，及遵照其他公司法規定；

(e) 向新世界中國合資格股東寄發新世界中國供股文件；及

根據包銷協議，本公司將會悉數包銷新世界中國供股（不包括除外新世界中國供股股份），並已承諾悉數認購除外新世界中國供股股份。誠如該公佈所述，本公司為新世界中國之控股股東，持有新世界中國現有已發行股本約67.57%，倘本公司被要求履行其在包銷協議項下之全部責任，本公司及與其一致行動人士於新世界中國之總持股權益將會增加至相當於發行新世界中國供股股份後經擴大之新世界中國已發行股本約88.28%（假設於記錄日期或之前並無因符合行使資格之新世界中國購股權獲行使而向新世界中國購股權持有人發行及配發任何新世界中國股份），或約88.10%（假設因所有符合行使資格之新世界中國購股權獲全數行使而向新世界中國購股權持有人發行及配發新世界中國股份）。

根據上市規則第14章，本公司根據包銷協議項下之包銷安排而可能收購新世界中國之權益一事，構成本公司之可能須予披露交易。本通函旨在向　閣下提供有關包銷協議項下之包銷安排之進一步資料。

有關新世界中國供股之資料

發行股份之統計數字

新世界中國供股基準：	於記錄日期每持有兩股現有新世界中國股份可供三股新世界中國供股股份
已發行之新世界中國股份數目：	於最後實際可行日期為1,503,360,894股新世界中國股份
新世界中國供股股份數目：	不少於2,253,426,138股新世界中國供股股份及不多於2,295,347,178股新世界中國供股股份
包銷商：	本公司

未繳款新世界中國供股股份相當於新世界中國之已發行股本約150%，及佔發行新世界中國供股股份後經擴大之新世界中國已發行股本約60%。

認購價

新世界中國供股股份之認購價為每股新世界中國供股股份2.80港元，誠如該公佈所述，認購價：

— 較二零零五年二月十七日（星期四）（即新世界中國股份暫停買賣以待刊發該公佈前之最後交易日）新世界中國股份於聯交所所報收市價每股4.00港元，折讓約30.0%；

— 較二零零五年二月十七日（星期四）（即新世界中國股份暫停買賣以待刊發該公佈前之最後交易日）新世界中國股份於聯交所所報收市價計算之每股理論除權價3.28港元，折讓約14.6%；及



新世界發展有限公司
New World Development Company Limited

(於香港註冊成立之有限公司)

(股份代號：0017)

董事：
拿督鄭裕彤博士(主席)
鄭家純博士(董事總經理)
冼為堅博士
梁仲豪先生
梁志堅先生
鄭裕培先生
鄭家成先生
周桂昌先生
何厚浠先生
梁祥彪先生
沈弼勛爵*
楊秉樑先生*
查懋聲博士 JP*
李聯偉先生 JP*
查懋成先生
(查懋聲博士之替任董事)

註冊辦事處：
香港
皇后大道中18號
新世界大廈30樓

* 獨立非執行董事

敬啟者：

可能進行的須予披露交易

就新世界中國地產有限公司的建議供股作出包銷

序言

本公司於二零零五年二月十八日宣佈，本公司已與新世界中國就新世界中國供股訂立包銷協議，新世界中國供股之基準為按於記錄日期每持有兩股現有新世界中國股份可供三股新世界中國供股股份。誠如該公佈所述，按每股新世界中國供股股份2.80港元之認購價計算，預期新世界中國供股可籌集(扣除開支前)資金約63.0959億港元(假設於記錄日期或之前並無因符合行使資格之新世界中國購股權獲行使而向新世界中國購股權持有人發行及配發任何新世界中國股份)，或約64.2697億港元(假設因符合行使資格之新世界中國購股權獲全數行使而向新世界中國購股權持有人發行及配發新世界中國股份)。

「認購款項」	指	本公司將會就所獲發行之新世界中國供股股份支付予新世界中國之認購款項，該等新世界中國供股股份包括倘若本公司須履行其於包銷協議項下之責任而將獲發行之新世界中國供股股份
「認購價」	指	每股新世界中國供股股份2.80港元之認購價
「附屬公司」或「控股公司」	指	具公司條例第2條所賦予之涵義
「包銷協議」	指	本公司與新世界中國就新世界中國供股而於二零零五年二月十八日訂立之包銷協議
「%」	指	百分比

「新世界中國除外股東」	指	於記錄日期營業時間結束時名列新世界中國之股東名冊而其於有關股東名冊之登記地址乃在香港境外之新世界中國股東；根據相關司法權區之法律顧問給予之法律意見，新世界中國董事認為，不向其提呈新世界中國供股股份乃屬必要或權宜
「新世界中國集團」	指	新世界中國及其附屬公司
「新世界中國獨立股東」	指	除本公司、其聯繫人及與其一致行動人士以外之新世界中國股東
「新世界中國合資格股東」	指	於記錄日期名列新世界中國之股東名冊之新世界中國股東（除新世界中國除外股東外）
「新世界中國供股」	指	建議根據供股之條款及條件，按每持有兩股現有新世界中國股份可供三股新世界中國供股股份之基準，以供股方式向新世界中國合資格股東，或向未繳款新世界中國供股股份持有人，按認購價發行新世界中國供股股份
「新世界中國供股文件」	指	新世界中國將就新世界中國供股刊發之供股章程、有關之暫定配額通知書及額外新世界中國供股股份申請表格
「新世界中國供股股份」	指	新世界中國將會根據新世界中國供股發行之不少於2,253,426,138股及不超過2,295,347,178股新世界中國新股
「新世界中國股份」	指	新世界中國股本中每股面值0.10港元之普通股
「新世界中國股東」	指	新世界中國之股東
「新世界中國購股權」	指	新世界中國根據其購股權計劃授出以認購新世界中國股份之購股權
「中國」	指	中華人民共和國
「記錄日期」	指	二零零五年三月二十一日，就新世界中國供股界定新世界中國合資格股東之日期
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「該公佈」	指	本公司與新世界中國於二零零五年二月十八日刊發之聯合公佈，內容乃關於(其中包括)新世界中國供股一事
「聯繫人」	指	具上市規則第1章所賦予之涵義
「董事會」	指	董事會
「營業日」	指	香港之商業銀行營業之日子(星期六及星期日除外)
「本公司」或「新世界發展」	指	新世界發展有限公司，在香港註冊成立之有限公司，其股份在聯交所上市，為新世界中國之控股股東(定義見上市規則)
「公司法」	指	開曼群島法律第22章公司法(一九六一年法例三，經綜合及修訂)
「公司條例」	指	香港法例第32章公司條例
「董事」	指	本公司董事
「除外新世界中國供股股份」	指	本公司作為新世界中國合資格股東，有權並已承諾根據新世界中國供股之條款認購之不少於1,522,579,638股新世界中國供股股份
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中國香港特別行政區
「最後接納日期」	指	二零零五年四月八日下午四時正，即可有效接納未繳款新世界中國供股股份暫定配額之最後日期
「最後實際可行日期」	指	二零零五年三月八日，即於本通函刊發前將若干資料納入本通函而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「新世界中國」	指	新世界中國地產有限公司，一家於開曼群島註冊成立之有限公司，為本公司之非全資附屬公司，其股份在聯交所上市
「新世界中國股東特別大會」	指	新世界中國為批准(其中包括)新世界中國供股而將於二零零五年三月二十一日(星期一)召開之股東特別大會

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有新世界發展有限公司股份，應立即將本通函送交買主或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。



新世界發展有限公司
New World Development Company Limited
（於香港註冊成立之有限公司）

（股份代號：0017）

可能進行的須予披露交易

就新世界中國地產有限公司的建議供股作出包銷

財務顧問


Standard
Chartered

渣打銀行（香港）有限公司

二零零五年三月十一日